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Issuer Free Writing Prospectus
Relating to Preliminary Prospectus Supplement Filed Pursuant to Rule 424(b)(5)
Filed Pursuant to Rule 433
Registration Nos. 333-133117, 33-49413, 33-51139 and 333-05277
June 21, 2006

Ohio Edison Company

Pricing Term Sheet

Issuer:	Ohio Edison Company
Aggregate Principal Amount Offered:	$250,000,000 Senior Notes
Maturity Date:	July 15, 2016
Coupon:	6.400%
Price to Public:	99.987% of face amount and $249,967,500
Net Proceeds:	99.337% of face amount and $248,342,500
Yield to Maturity:	6.401%
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	5.125% due May 15, 2016
Benchmark Treasury Yield:	5.151%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provisions:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 20 basis points.
Settlement Date:	June 26, 2006
CUSIP:	677347 CD 6
Ratings:	Baa2 by Moody's Investors Service, Inc., BBB- by Standard & Poor's Ratings Services and BBB by Fitch Ratings, Inc.
Pro Forma Ratio of Earnings to Fixed Charges for the three month period ended March 31, 2006:	2.81
Pro Forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2005:	3.73

[Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.]

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 Ext. 2663, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Wachovia Capital Markets, LLC at 1-800-326-5897.

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Pricing Term Sheet